Exhibit 2

Baarerstrasse 14, 6300 Zug, Switzerland

www.coca-colahellenic.com

FOR IMMEDIATE RELEASE

Coca-Cola HBC AG

Results of Extraordinary General Meeting of Coca-Cola HBC AG
and confirmation of election of Stefan F. Heidenreich as a
New Non-Executive Director

Zug, Switzerland — 20 June 2013 — Coca-Cola HBC AG (“Coca-Cola HBC”) today announces that all of the proposals of the Board of Directors (the “Board”) set out in the notice of extraordinary general meeting (“EGM”) dated 27 May 2013 were duly passed by the requisite majority of shareholders on a written ballot at its EGM held on Wednesday 19 June 2013. The final ballot results are set out below. A copy of the proposals passed at the EGM has also been submitted to the National Storage Mechanism and will shortly be available for inspection at http://www.morningstar.co.uk/uk/NSM and on Coca-Cola HBC’s website at www.coca-colahbcag.com.

In relation to the declaration of a dividend of EUR 0.34 per share out of capital contribution reserves, the proposed dividend cap of CHF 200 million has not been reached at current exchange rates, and therefore, the full amount of EUR 0.34 per share will be paid to shareholders.

In addition, further to the announcement made on 28 May 2013, Coca-Cola HBC confirms that Kent Atkinson retired from the Board at the time of the EGM and Coca-Cola HBC’s shareholders elected Stefan F. Heidenreich to succeed Mr. Atkinson as a non-executive director on the Board with effect from the same date. Details of the new non-executive director can be found at www.coca-colahbcag.com under the tab headed “Corporate Governance”.

Final ballot results:

Proposal		Votes For	% (1)	Votes Against	% (1)	Abstentions cast	% (1)	Total votes cast	Votes not cast(2)	% (1)	Voting rights represented (%)(3)
1.	Advisory non-binding vote on the 2012 consolidated financial statements of Coca-Cola Hellenic Bottling Company S.A. and its subsidiaries	236,398,728	99.97%	0	0.00%	65,977	0.03%	236,464,705	0	0.00%	65.09%
2.	Approval of unconsolidated interim financial statements of Coca-Cola HBC as of 30 April 2013	236,398,728	99.97%	0	0.00%	65,977	0.03%	236,464,705	0	0.00%	65.09%
3.	Appropriation of reserves / declaration of a dividend of EUR 0.34 per share	235,834,728	99.73%	0	0.00%	629,977	0.27%	236,464,705	0	0.00%	65.09%
4.	Election of Stefan F. Heidenreich	236,392,499	99.97%	6,229	0.00%	65,977	0.03%	236,464,705	0	0.00%	65.09%
5.	Change of registered office to Steinhausen	236,398,728	99.97%	0	0.00%	65,977	0.03%	236,464,705	0	0.00%	65.09%

(1)                 Percentages refer to applicable majority. Proposals 1-4 require approval by an absolute majority of the votes validly cast. Proposal 5 requires approval by a majority of two-thirds of the voting rights represented and an absolute majority of the nominal value of shares represented.

(2)                 Votes represented at the EGM but not (or not validly) cast.

(3)                 Shares represented at the EGM for each proposal as a percentage of Coca-Cola HBC’s outstanding voting rights, whether exercisable or not. As at the date of the EGM, Coca-Cola HBC’s issued share capital consisted of 366,755,000 ordinary shares, of which 14,925 ordinary shares are held by Coca-Cola HBC AG and 3,430,135 shares are held by its subsidiary, Coca-Cola Hellenic Bottling Company S.A., in treasury. Accordingly, the total number of outstanding voting rights in Coca-Cola HBC, whether exercisable or not, was 363,309,940.

Enquiries
Coca-Cola Hellenic Group Oya Gur Investor Relations Director	Tel: +30 210 618 3255 email: oya.gur@cchellenic.com

Eri Tziveli Investor Relations Manager	Tel: +30 210 618 3133 email: eri.tziveli@cchellenic.com

Dimitris Bakas Investor Relations Manager	Tel: +30 210 618 3124 email: dimitris.bakas@cchellenic.com

International media contact:

RLM Finsbury Guy Lamming Charles Chichester Philip Walters Charles O’ Brien	Tel: +44 20 7251 3801 email: guy.lamming@rlmfinsbury.com email: charles.chichester@rlmfinsbury.com email: philip.walters@rlmfinsbury.com email: charles.o’brien@rlmfinsbury.com

Greek media contact:

V+O Communications	Tel: +30 211 7501223
Mary Andreadi	email: ma@vando.gr

About Coca-Cola Hellenic Group

Coca-Cola HBC is the second-largest bottler of products of The Coca-Cola Company in terms of volume with sales of more than 2 billion unit cases. It has a broad geographic footprint with operations in 28 countries serving a population of approximately 581 million people. Coca-Cola HBC offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola HBC is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting its business in ways that protect and preserve the environment and contribute to the socio-economic development of the local communities.

Coca-Cola HBC has a premium listing on the London Stock Exchange (LSE: CCH) and its shares are listed on the Athens Exchange (ATHEX: EEE). Coca-Cola HBC’s American depositary shares (ADSs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola HBC is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit http://www.coca-colahellenic.com/.

Coca-Cola Hellenic Bottling Company SA, a subsidiary of Coca-Cola HBC, has shares listed on the Athens Exchange (ATHEX: EEEK) and American depositary shares, each representing one Coca-Cola Hellenic ordinary share, listed on the New York Stock Exchange (NYSE:OCCH).